Exhibit 99.3

NOVABAY PHARMACEUTICALS, INC.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Introduction

On September 27, 2021, NovaBay Pharmaceuticals, Inc., a Delaware corporation (the “Company”, “NovaBay”, “we”, “our” or “us”), entered into a Membership Unit Purchase Agreement (the “Acquisition Purchase Agreement”) by and among (i) the Company, (ii) DERMAdoctor, LLC, a Missouri limited liability company (“DERMAdoctor”), (iii) Dr. Jeffrey Kunin and Dr. Audrey Kunin, individuals residing in the State of Kansas (the “Founders”); (iv) Papillon Partners, Inc., a Missouri corporation that is owned by the Founders (“Papillon”); and (v) Midwest Growth Partners, L.L.L.P., an Iowa limited liability limited partnership (“MGP” and together with Papillon, the “Sellers”). Pursuant to the Acquisition Purchase Agreement, the Company will acquire 100% of the membership units of DERMAdoctor (the “Acquisition”), a company that develops, manufactures, markets, brands, distributes and sells a variety of skincare products for consumers to address certain dermatological conditions, for an agreed upon purchase price of approximately $15.0 million (the “Purchase Price”). The Purchase Price is comprised of a payment of approximately $12.0 million in cash to the Sellers to be made at the closing of the Acquisition, which amount is subject to adjustment (i) to account for amounts that the Company will pay to satisfy DERMAdoctor’s indebtedness and its transaction expenses as of the closing of the Acquisition, and (ii) for amounts that may be paid to the Sellers of any remaining DERMAdoctor cash and cash equivalents as of the closing of the Acquisition. In addition, $1.2 million of the Purchase Price paid at the closing will be deposited into an escrow account, which amount will be available to NovaBay to satisfy indemnification obligations of the Founders and the Sellers in accordance with the Acquisition Purchase Agreement. The remaining amount of the Purchase Price is comprised of up to an aggregate of $3.0 million in earnout payments, which are contingent upon the legacy DERMAdoctor business achieving predetermined financial targets for the 2022 and the 2023 calendar fiscal years (the “Earn Out Payments”). The closing of the Acquisition is expect to occur as soon as practicable after the satisfaction or waiver of the closing conditions during the fourth quarter of 2021 (the “Acquisition Closing”).

On October 29, 2021, NovaBay entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”) with each of the purchasers named therein that provided for the sale in a private placement of (i) an aggregate of 15,000 shares of Series B non-voting convertible preferred stock, par value $0.01 per share (the “Preferred Stock”) convertible into an aggregate of 37,500,000 shares of NovaBay common stock, par value $0.01 (the “Common Stock”) and (ii) Common Stock warrants (the “Warrants”) exercisable for 37,500,000 shares (the of Common Stock for an aggregate purchase price of $15,000,000 (collectively, the “Private Placement”).  Pursuant to the Securities Purchase Agreement, a portion of the proceeds will be used to fund the Purchase Price for the Acquisition.

The following unaudited pro forma condensed combined financial information is presented to illustrate the estimated pro forma effect of the Acquisition, as well as the pro forma effect of the Private Placement that was completed on November 2, 2021.

The unaudited pro forma condensed combined financial information presented has been prepared in accordance with Article 11 of Regulation S-X, Pro Forma Financial Information, as amended by the SEC’s final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses,” and are being provided pursuant to Rule 3-05 of Regulation S-X because the Acquisition constitutes a probable acquisition that has not yet been completed.

Release No. 33-10786 replaces the existing pro forma adjustment criteria with simplified requirements to depict the accounting for the transaction (“Transaction Accounting Adjustments”) and the option to present the reasonably estimable synergies and other transaction effects that have occurred or are reasonably expected to occur (“Management’s Adjustments”). NovaBay has elected not to present Management’s Adjustments and has only presented Transaction Accounting Adjustments in the following unaudited pro forma condensed combined financial information.

The unaudited pro forma condensed combined balance sheet as of June 30, 2021 combines the historical balance sheets of NovaBay and DERMAdoctor on a pro forma basis giving effect to the Acquisition and the Private Placement as if they had been completed on June 30, 2021. The unaudited pro forma consolidated statements of operations for the six months ended June 30, 2021 and for the year ended December 31, 2020 combine the historical statements of operations of NovaBay and DERMAdoctor giving effect to the Acquisition and the Private Placement as if they had been completed on January 1, 2020, the earliest period presented.

The pro forma adjustments and allocation of the Purchase Price are preliminary, are based on management’s current estimates of the fair value of the assets to be acquired and liabilities to be assumed, and are based on currently available information, including preliminary work performed by independent valuation specialists. In addition to the Acquisition, the unaudited pro forma condensed combined financial information provides for the anticipated effects of and the use of proceeds from the Private Placement.

As of the date of the date hereof, we have not completed the detailed valuation analysis and calculations necessary to arrive at final estimates of the fair market value of the assets of DERMAdoctor to be acquired and the liabilities to be assumed and the related allocations of the Purchase Price, nor have we identified all adjustments necessary to conform DERMAdoctor’s accounting policies to our accounting policies. Accordingly, certain of DERMAdoctor’s assets and liabilities are presented at their respective carrying amounts and should be treated as preliminary values.

Actual results will differ from the unaudited pro forma condensed combined financial information provided herein once the Acquisition is completed, and we have completed the valuation analysis necessary to finalize the required Purchase Price allocations and identified any additional conforming accounting policy changes for DERMAdoctor. There can be no assurance that such finalization will not result in material changes to the unaudited pro forma condensed combined financial information presented.

Additionally, we have not yet completed a detailed analysis of the accounting impact of the Private Placement and, therefore, the pro forma presentation of the Private Placement is also preliminary. Actual results will differ from the unaudited pro forma condensed combined financial information provided herein once we have completed a detailed analysis.

There can be no assurance that such finalization of the items above will not result in material changes to the unaudited pro forma condensed combined financial information presented.

Assumptions and estimates underlying the unaudited pro forma adjustments set forth in the unaudited pro forma condensed combined financial statements are described in the accompanying notes below. The unaudited pro forma adjustments represent management’s estimates based on information available as of the date of these unaudited pro forma condensed combined financial statements and are subject to change as additional information becomes available and analyses are performed.

The unaudited pro forma condensed combined financial information and accompanying notes are based on, and should be read in conjunction with, (i) the historical audited consolidated financial statements of NovaBay and accompanying notes for the year ended December 31, 2020, , included in NovaBay’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020; and the historical unaudited consolidated financial statements of NovaBay and accompanying notes for the period ended June 30, 2021, included in NovaBay’s Quarterly Report on Form 10-Q for the quarter ended June 30 2021, and (ii) the historical audited financial statements of DERMAdoctor and accompanying notes included for the year ended December 31, 2020, and the historical unaudited financial statements of DERMAdoctor and accompanying notes for the six-month period ended June 30, 2021, each of which are filed as Exhibits 99.1 and 99.2 with this Current Report on Form 8-K.

The following unaudited pro forma condensed combined financial statements are provided for illustrative purposes only and are based on currently available information and assumptions that we believe are reasonable under the circumstances. They do not purport to represent what our actual consolidated results of operations or the consolidated financial position would have been had the Acquisition and the Private Placement been completed on the dates indicated, or on any other date, nor are they necessarily indicative of our future consolidated results of operations or consolidated financial position after the Acquisition is completed. Our actual financial position and results of operations after the Acquisition is completed will differ, perhaps significantly, from the pro forma amounts reflected herein due to a variety of factors, including access to additional information, changes in value not currently identified and changes in operating results of NovaBay and DERMAdoctor following the date of the unaudited pro forma condensed combined financial statements.

UNAUDITED PRO FORMA CONSENSED COMBINED BALANCE SHEET

AS OF JUNE 30, 2021

(IN THOUSANDS)

	NovaBay Pharmaceuticals, Inc.	DERMAdoctor, LLC	Transaction Accounting Adjustments	Other Transaction Adjustments	Notes	Pro Forma Combined
ASSETS
Cash and cash equivalents	$10,294	$143	$(12,000)	$13,405	(j)	$11,842
Accounts receivable, net of allowance for doubtful accounts	1,232	378				1,610
Inventory, net of allowance	682	2,727				3,409
Prepaid expenses and other current assets	564	23				587
Total current assets	12,772	3,271	(12,000)	13,405		17,448

Operating lease right-of-use assets	262	-				262
Intangible assets, net	-	79	3,006		(a) (i)	3,085
Goodwill	-	-	6,663		(b)	6,663
Property and equipment, net	94	60				154
Other assets	475	-				475
TOTAL ASSETS	$13,603	$3,410	$(2,331)	$13,405		$28,087

LIABILITIES AND STOCKHOLDERS' EQUITY
Accounts payable	$208	$275				$483
Related party accounts payable	-	45	(45)		(d)	-
Accrued liabilities	1,883	368				2,251
Fair value of earn-out payments	-	-	750		(c)	750
Related party notes payable	-	1,645	(1,645)		(d)	-
Paycheck Protection Program Loan	-	287	(287)		(g)	-
Operating lease liability	298	-				298
Total current liabilities	2,389	2,620	(1,227)			3,782
Operating lease liability- non-current	5	-				5
TOTAL LIABILITIES	$2,394	$2,620	$(1,227)			$3,787

Convertible preferred stock	$-	$-	$-	$13,405	(j)	$13,405

Total stockholders' equity (1)	$11,209	$790	$(1,104)		(e) (i)	$10,895

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$13,603	$3,410	$(2,331)	$13,405		$28,087

(1) - Presented as “Total equity” in DERMAdoctor’s financial statements as of June 30, 2021

Unaudited Pro Forma Condensed Combined Statement of Operations

For the six-months ended June 30, 2021

(in thousands)

Sales:	NovaBay Pharmaceuticals, Inc.	DERMAdoctor, LLC	Transaction Accounting Adjustments	Notes	Pro Forma Combined
Product revenue, net	$3,927	$2,918	$(302)	(f)	$6,543
Other revenue, net	13	-			13
Total sales, net	3,940	2,918	(302)		6,556

Cost of goods sold	1,069	1,108			2,177
Gross Profit	2,871	1,810	(302)		4,379

Operating expenses:
Research and development	26	-			26
Sales and marketing	3,468	822	(302)	(f)	3,988
General and administrative expenses	2,756	714	(96)	(h)	3,374
Amortization of intangibles	-	-	105	(i)	105
Total operating expenses	6,250	1,536	(294)		7,492
Operating net income (loss)	(3,379)	274	(8)		(3,113)

Other income (expense), net	2	250	(78)	(g) (d)	174

Net income (loss) before provision for income taxes	(3,377)	524	(86)		(2,939)
Provision for income taxes	-	-			-
Net Income (loss) and comprehensive net income (loss)	$(3,377)	$524	$(86)		$(2,939)

Net loss per share (basic)	$(0.08)				$(0.07)
Net loss per share (diluted)	$(0.08)				$(0.07)

Weighted-average shares of common stock (basic)	42,174				42,174
Weighted average shares of common stock (diluted)	42,174				42,174

Unaudited Pro Forma Condensed Combined Statement of Operations

For the year ended December 31, 2020

(in thousands)

Sales:	NovaBay Pharmaceuticals, Inc.	DERMAdoctor, LLC	Transaction Accounting Adjustments	Notes	Pro Forma Combined
Product revenue, net	$9,916	$8,387	(202)	(f)	$18,101
Other revenue, net	18	-			18
Total sales, net	9,934	8,387	(202)		18,119

Cost of goods sold	3,970	4,133			8,103
Gross Profit	5,964	4,254	(202)		10,016

Operating expenses:
Research and development	285	-			285
Sales and marketing	6,173	1,983	(202)	(f)	7,954
General and administrative expenses	5,932	1,499			7,431
Amortization of intangibles	-	-	209	(i)	209
Total operating expenses	12,390	3,482	7		15,879
Operating net income (loss)	(6,426)	772	(209)		(5,863)

Non-cash (loss) on changes in fair value of warrant liability	(5,216)	-			(5,216)
Non-cash gain on changes in fair value of embedded derivative liability on changes in fair value of warrant liability	3	-			3
Other income (expense), net	605	(133)	316	(g) (d)	788

Net income (loss) before provision for income taxes	(11,034)	639	107		(10,288)
Provision for income taxes	(5)	-			(5)
Net Income (loss) and comprehensive net income (loss)	$(11,039)	$639	$107		$(10,293)

Net loss per share (basic)	$(0.31)				$(0.29)
Net loss per share (diluted)	$(0.31)				$(0.29)

Weighted-average shares of common stock (basic)	35,076				35,076
Weighted average shares of common stock (diluted)	35,076				35,076

Note 1. Basis of Pro Forma Presentation

The unaudited pro forma condensed combined financial statements are derived from the historical consolidated financial statements of NovaBay and the historical financial statements of DERMAdoctor. The unaudited pro forma condensed combined financial statements are prepared as a business combination using the purchase accounting method.

The unaudited pro forma consolidated balance sheet has been prepared to reflect the transaction as if the Acquisition had been completed on June 30, 2021. The unaudited pro forma consolidated statements of operations for the six months ended June 30, 2021 and for the year ended December 31, 2020 combine the historical statements of operations of NovaBay and DERMAdoctor giving effect to the Acquisition as if it had been completed on January 1, 2020, the earliest period presented.

The Acquisition will be accounted for under the purchase accounting method of accounting in accordance with FASB ASC 805, Business Combinations, using the fair value concepts defined in ASC 820, Fair Value Measurements and Disclosures. We are treated as the “acquirer” and DERMAdoctor is treated as the “acquired” company for financial reporting purposes. Accordingly, the purchase consideration allocated to the DERMAdoctor business’s assets and liabilities for preparation of the unaudited pro forma consolidated balance sheet is based upon their estimated preliminary fair values assuming the Acquisition was completed as of June 30, 2021. The amount of the purchase consideration that was in excess of the estimated preliminary fair values of the DERMAdoctor business’s net assets and liabilities at June 30, 2021 is recorded as goodwill in the unaudited pro forma condensed combined balance sheet.

We have not yet completed the Acquisition and have not yet performed the detailed valuation studies necessary to arrive at the final estimates of the fair value of DERMAdoctor’s assets to be acquired, the liabilities to be assumed and the related allocations of the Purchase Price.

The unaudited pro forma condensed financial information includes pro forma adjustments that are (i) directly attributable to the Acquisition, (ii) factually supportable, and (iii) with respect to the unaudited condensed pro forma statements of operations, expected to have a continuing impact on the results of operations of the combined company.

Actual results may differ from these unaudited pro forma condensed combined financial statements once we have determined the final Purchase Price for DERMAdoctor and have completed the valuation studies necessary to finalize the required Purchase Price allocations and identified any additional conforming accounting policy changes for DERMAdoctor. There can be no assurance that such finalization will not result in material changes to the unaudited pro forma condensed combined financial information presented. The preliminary unaudited pro forma Purchase Price allocation has been made solely for preparing these unaudited pro forma condensed combined financial statements.

Additionally, we have not yet completed a detailed analysis of the accounting impact of the Private Placement and therefore, the pro forma presentation of the Private Placement is also preliminary. Actual results will differ from the unaudited pro forma condensed combined financial information provided herein once we have completed a detailed analysis. These unaudited pro forma condensed combined financial statements are presented for illustrative purposes only and do not give effect to any cost savings from operating efficiencies, revenue synergies, differences in stand-alone costs of the DERMAdoctor business or costs for the integration of DERMAdoctor’s business operations with NovaBay. These unaudited pro forma condensed combined financial statements do not purport to represent what the actual consolidated results of operations of NovaBay would have been had the Acquisition been completed on the dates assumed, nor are they necessarily indicative of future consolidated results of operations or consolidated financial position. Any transaction, separation or integration costs will be expensed in the appropriate accounting periods after completion of the Acquisition.

Note 2. Accounting Policies

The unaudited pro forma condensed combined financial statements may not reflect all reclassifications necessary to conform DERMAdoctor’s presentation to that of NovaBay’s due to limitations on the availability of information as of the date hereof. At the completion of the Acquisition, we will further review DERMAdoctor’s accounting policies. As a result of that review, we may identify differences between the accounting policies of the two companies that, when conformed, could have a material impact on the combined financial statements.

Note 3. Preliminary Purchase Consideration and Purchase Price Allocation

Under the purchase method of accounting, the identifiable assets acquired and liabilities assumed are recorded at the fair values. The Purchase Price allocation provided in these pro forma condensed combined financial statements is preliminary and based on estimates of the fair value as of June 30, 2021 and not the actual date of the Acquisition Closing.

We have engaged a third-party valuation company to assist us with valuation of the DERMAdoctor and its assets and liabilities. The detailed valuation necessary to estimate the fair value of the assets acquired and liabilities assumed has not yet been completed; accordingly, the adjustments to record the assets acquired and liabilities assumed at fair value reflect the best estimate of NovaBay based on the information currently available and are subject to change once additional analyses are completed.

There can be no assurance that such third-party valuation work will not result in material changes from the preliminary accounting treatment included in the accompanying unaudited pro forma consolidated combined financial statements.

The Purchase Price as provided in the Acquisition Purchase Agreement provides for the Sellers to receive up to $15.0 million in connection with the Acquisition, of which $12.0 million in cash will be paid at the Acquisition Closing and up to $3.0 million in Earn Out Payments may become payable to the Sellers in the future if the legacy DERMAdoctor business achieves predetermined financial targets for the 2022 and the 2023 calendar years. In addition, $1.2 million of the Purchase Price paid at the Acquisition Closing will be deposited into an escrow account, which amount is available to NovaBay to satisfy indemnification obligations of the Founders and the Sellers in accordance with the Acquisition Purchase Agreement. As a result of the contingent nature of the Earn Out Payments and for purposes of the unaudited pro forma condensed combined financial statements, we have estimated the total amount for the Acquisition to be $12.75 million, comprised of a cash payment of $12.0 million and $750,000 for the preliminary estimated fair value of the Earn Out Payments.

Amount
Cash transferred	$12,000,000
Estimated fair value of Earn Out payments	750,000
Estimated fair value of consideration transferred	$12,750,000

The estimated fair value of the Earn Out Payments is preliminary and based upon available information and certain assumptions, known at the time of this report, which management believes are reasonable. This preliminary fair value estimate for the Earn Out Payments may change as additional information becomes available and such changes could be material. Upon final determination of the fair value of the Earn Out Payments, any differences in the actual Earn Out Payments will be recorded in operating income (expense) in the consolidated statements of operations.

The table below represents a preliminary allocation of the estimated total Purchase Price to the DERMAdoctor business’s assets and liabilities in the Acquisition based on our preliminary estimate of their respective fair values:

Description	Fair Value ( in thousands)
Assets acquired:
Cash and cash equivalents	$143
Accounts receivable, net of allowance for doubtful accounts	378
Inventory, net of allowance	2,727
Prepaid expenses and other current assets	23
Property and equipment, net	60
Intangible assets	3,399
Goodwill	6,663
Total assets acquired	13,393

Liabilities assumed:
Accounts payable	275
Accrued liabilities	368
Total liabilities acquired	643
Estimated fair value of net assets aquired	$12,750

Goodwill represents the amount of the Purchase Price in excess of the estimated preliminary amounts assigned to the fair value of the DERMAdoctor assets acquired and the liabilities assumed. Since these amounts are estimates, the final amount of goodwill recorded may differ materially from the amount presented.

Our unaudited pro forma Purchase Price allocation includes certain identifiable intangible assets with an estimated fair value of approximately $3,320,000. Customer relationships and trade secrets / product formulation are expected to have a finite life and are expected to be amortized using the straight-line method over the respective lives of each asset, while trade name is not expected to be amortized. Trade name will be tested for impairment at least annually for events or circumstances that may indicate a possible impairment exists.

Goodwill is expected to be recorded for the excess of the consideration transferred over the preliminary fair value of the assets acquired and liabilities assumed. Goodwill will not be amortized, but instead will be tested for impairment at least annually for events or circumstances that may indicate a possible impairment exists. In the event management determines that the value of goodwill has been impaired, we will incur an impairment charge during the period in which the determination is made.

Intangible Asset	Fair Value (in thousands)	Useful Life	Amortization Method
Customer Relationships	$160	6.5 Years	Straight line
Trade Secrets / Product Formulation	830	4.5 Years	Straight line
Trade Name	2,330	Indefinite	N/A
Goodwill	6,663	Indefinite	N/A
	$9,983

The pro forma combined statements of operations for the six months ended June 30, 2021 and for the year ended December 31, 2020 include pro forma adjustments related to the amortization of the intangible assets acquired. For pro forma purposes, the finite life intangible assets are amortized on a straight-line basis beginning on January 1, 2020, as if the Acquisition occurred on that date.

The preliminary fair value of the identifiable intangible assets acquired was estimated using a combination of asset-based and income-based valuation methodologies. The asset-based valuation methodology established a fair value estimate based on the cost of replacing the asset, less amortization from functional use and economic obsolescence, if present and measurable. The income-based valuation methodology utilizes a discounted cash flow technique where the expected future economic benefits of ownership of an asset are discounted back to present value. This valuation technique requires us to make certain assumptions about future operating performance and cash flow, and other such variables which are discounted to present value using a discount rate that reflects the risk factors associated with future cash flow, the characteristics of the assets acquired, and the experience of the acquired business. Such valuation methodologies and estimates are subject to change, possibly materially, as additional information becomes available and as additional analyses are performed.

The preliminary unaudited pro forma Purchase Price allocation has been made solely for the purpose of preparing these unaudited pro forma condensed combined financial statements.

The final total consideration and amounts allocated to DERMAdoctor’s acquired assets and assumed liabilities could differ materially from the preliminary amounts presented in these unaudited pro forma condensed combined financial statements. A decrease in the fair value of the assets or an increase in the fair value of the liabilities from the preliminary valuations presented would result in a dollar-for-dollar corresponding increase in the amount of goodwill that will result from the Acquisition. In addition, if the value of the property and equipment and identifiable intangible assets is higher than the amounts included in these unaudited pro forma condensed combined financial statements, it may result in higher depreciation and amortization expense than is presented in the unaudited pro forma condensed combined statements of operations. Any such increases could be material and could result in our actual future financial condition and results of operations differing materially from those presented in the unaudited pro forma condensed combined financial statements.

Note 4. Adjustments to Unaudited Pro Forma Condensed Combined Financial Statements

The unaudited pro forma condensed combined financial information has been prepared to illustrate the effect of the Acquisition and has been prepared for informational purposes only. They do not purport to indicate the results of future operations or the financial position of either company.

The historical financial statements have been adjusted in the unaudited pro forma condensed combined financial information to give pro forma effect to events that are directly attributable to the Acquisition, factually supportable, and with respect to the statements of operations, expected to have a continuing impact on the results of NovaBay.

The following items are presented as reclassifications in the unaudited pro forma condensed combined financial statements for purposes of conforming DERMAdoctor’s classification of certain assets, liabilities, income, and expenses to our presentation for the combined presentation:

(a)	Adjustment includes preliminary estimated fair value of intangible assets acquired by NovaBay.

(b)	Adjustment reflects preliminary estimated goodwill.

(c)

Adjustment reflects the preliminary estimated fair value of the Earn Out Payments of $750 thousand. This contingent consideration is included in the preliminary estimated fair value of the consideration transferred in the Acquisition.

(d)

Adjustment offsets related party accounts payable, related party notes payable and interest expense thereon. These amounts are being paid at the Acquisition Closing from the cash portion of the Purchase Price.

(e)	Adjustment includes the elimination of the historical Members’ Deficit of DERMAdoctor and the preliminary cumulative impact of the amortization of identifiable intangible assets.

(f)

These adjustments reclassify amounts set forth under the line items of “Sales and marketing” to “Product revenue, net” in the unaudited pro forma consolidated statements of operations to conform to NovaBay’s presentation.

(g)

Adjustment includes pro forma accounting adjustment for DERMAdoctor’s Paycheck Protection Program Loan (PPP Loan) forgiveness amount to conform to NovaBay’s presentation. The PPP Loan was forgiven subsequent to June 30, 2021.

(h)	Represents pro forma adjustment to eliminate transaction expenses related to the Acquisition incurred by NovaBay and DERMAdoctor, which will not be recurring after the completion of the Acquisition.

(i)	Includes the cumulative impact of preliminary amortization expense of approximately $314,000 for identifiable intangible assets acquired.

(j)

Represents gross proceeds of $15,000,000 from the Private Placement in which the Company issued 15,000 shares of Preferred Stock, together with the Warrants at a price of $1,000 per share, less approximately $1,595,000 in preliminary estimated placement agent, attorney and other offering expenses to be paid connection with the Private Placement.